As filed with the Securities and Exchange Commission on January 19, 2017

Registration Statement No. 333-214726

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

THE REPUBLIC OF KOREA

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Seong-wook Kim

Consul

Korean Consulate General

335 East 45th Street

New York, NY 10017

United States of America

Copies to:

Jinduk Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 19F, Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu

Seoul 04539

The Republic of Korea

The securities registered hereby will be offered on a delayed or continuous basis pursuant to the procedures set forth in Securities Act Release Nos. 33-6240 and 33-6424.

This Post-Effective Amendment No. 1 is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the registrant’s Registration Statement under Schedule B (File No. 333-214726), declared effective by the Securities and Exchange Commission on December 21, 2016, is being filed solely for the purpose of filing Exhibits E-2 and F-2 to such Registration Statement pursuant to Rule 462(d) under the Securities Act. This Post-Effective Amendment No. 1 is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act. No changes or additions are being made hereby to the Prospectus which forms part of such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 11.	Estimated Expenses.*

It is estimated that our expenses in connection with the sale of the debt securities hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

SEC Registration Fee	US$	231,800
Listing Fee and Expenses	US$	25,000
Printing Expenses		150,000
Rating Agencies’ Fees		350,000
Legal Fees and Expenses		450,000
Fiscal Agent Fees and Expenses		50,000
Blue Sky Fees and Expenses		3,000
Miscellaneous		300,000

Total	US$	1,599,800

*	Based on three underwritten offerings of the debt securities.

UNDERTAKINGS

The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser;

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS

This Registration Statement is comprised of:

(1)	Facing Sheet.

(2)	Explanatory Note.

(3)	Part I, consisting of the Prospectus.

(4)	Part II, consisting of pages II-1 to II-6.

(5)	The following Exhibits:

A.	Form of Underwriting Agreement, incorporated herein by reference to Exhibit C to the Registration Statement of The Republic of Korea (No.333-8502).

B.	Form of Fiscal Agency Agreement, dated as of April 17, 1998, including forms of debt securities, incorporated herein by reference to Exhibit A to the Registration Statement of The Republic of Korea (No. 333-8502).

C.	Form of Amendment No. 1 to the Fiscal Agency Agreement, dated as of June 3, 2003, incorporated herein by reference to Exhibit B-1 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

D.	Form of debt securities (attached to the Form of Amendment No. 1 to the Fiscal Agency Agreement), incorporated herein by reference to Exhibit B-2 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

E-1.	Opinion (including consent) of Bae, Kim & Lee LLC, Korean counsel to the Republic, in respect of the legality of the Debt Securities.*

E-2.	Opinion (including consent) of Bae, Kim & Lee LLC, Korean counsel to the Republic, in respect of the legality of the Republic’s US$1,000,000,000 2.75% Notes due 2027.

F-1.	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to the Republic, in respect of the legality of the Debt Securities.*

F-2.	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to the Republic, in respect of the legality of the Republic’s US$1,000,000,000 2.75% Notes due 2027.

G.	Consent of the Minister of Strategy and Finance of the Republic of Korea (included on Page II-4).

H.	Power of Attorney of the Minister of Strategy and Finance of the Republic of Korea, incorporated herein by reference to Exhibit H to the Registration Statement of The Republic of Korea (No. 333-118631).

I.	Letter appointing Authorized Representative of the Republic of Korea in the United States, incorporated herein by reference to Exhibit I to the Registration Statement of The Republic of Korea (No. 333-157904).

*	Previously filed.

SIGNATURE OF THE REGISTRANT

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant, The Republic of Korea, has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, The Republic of Korea, on the 19th day of January 2017.

THE REPUBLIC OF KOREA

By:	IL HO YOO †*
Minister of Strategy and Finance

†By:	/s/ KUNIL HWANG
KUNIL HWANG
(Attorney-in-fact)

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the undersigned, a duly authorized representative of The Republic of Korea in the United States, has signed this registration statement or amendment thereto in The City of New York, New York, on the 19th day of January 2017.

By:	/s/ SEONG-WOOK KIM
SEONG-WOOK KIM
Consul
Korean Consulate General in New York

EXHIBIT INDEX

A.	Form of Underwriting Agreement, incorporated herein by reference to Exhibit C to the Registration Statement of The Republic of Korea (No.333-8502).

B.	Form of Fiscal Agency Agreement, dated as of April 17, 1998, including forms of debt securities, incorporated herein by reference to Exhibit A to the Registration Statement of The Republic of Korea (No. 333-8502).

C.	Form of Amendment No. 1 to the Fiscal Agency Agreement, dated as of June 3, 2003, incorporated herein by reference to Exhibit B-1 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

D.	Form of debt securities (attached to the Form of Amendment No. 1 to the Fiscal Agency Agreement), incorporated herein by reference to Exhibit B-2 filed as part of Post-Effective Amendment No. 3 to the Registration Statement of The Republic of Korea (No. 333-8502).

E-1.	Opinion (including consent) of Bae, Kim & Lee LLC, Korean counsel to the Republic, in respect of the legality of the Debt Securities.*

E-2.	Opinion (including consent) of Bae, Kim & Lee LLC, Korean counsel to the Republic, in respect of the legality of the Republic’s US$1,000,000,000 2.75% Notes due 2027.

F-1.	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to the Republic, in respect of the legality of the Debt Securities.*

F-2.	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to the Republic, in respect of the legality of the Republic’s US$1,000,000,000 2.75% Notes due 2027.

G.	Consent of the Minister of Strategy and Finance of the Republic of Korea (included on Page II-4).

H.	Power of Attorney of the Minister of Strategy and Finance of the Republic of Korea, incorporated herein by reference to Exhibit H to the Registration Statement of The Republic of Korea (No. 333-118631).

I.	Letter appointing Authorized Representative of the Republic of Korea in the United States, incorporated herein by reference to Exhibit I to the Registration Statement of The Republic of Korea (No. 333-157904).

*	Previously filed.